As filed with the Securities and Exchange Commission on March 24, 2005
Registration No. 333-119513

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1

to
Form S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Corixa Corporation

(Exact name of registrant as specified in its charter)

Delaware	91-1654387
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1900 9th Avenue, Suite 1100, Seattle, WA 98101

(206) 366-3700
(Address, including zip code, and telephone number including area code, of registrant’s principal executive offices)

Steven Gillis, Ph.D.

Chief Executive Officer
Corixa Corporation
1900 9th Avenue, Suite 1100
Seattle, WA 98101
(206) 366-3700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stephen M. Graham

Alan C. Smith
Orrick, Herrington & Sutcliffe LLP
719 Second Avenue, Suite 900, Seattle, Washington 98104
(206) 839-4300

      Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.     ☐

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.     ☑

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 24, 2005

PROSPECTUS

3,482,433 Shares

Common Stock

        The selling stockholder identified on page 15 may use this prospectus to offer and resell from time to time up to 3,482,433 shares of our common stock for its own account. The selling stockholder acquired the shares being offered for resale under this prospectus on October 3, 2004 in connection with our repayment of a loan agreement entered into between our wholly-owned subsidiary, Coulter Pharmaceutical, Inc., and SmithKline Beecham Corporation, a wholly-owned subsidiary of GlaxoSmithKline plc. The loan agreement, as amended, permitted us to repay the amount borrowed along with interest, either in cash or shares of our common stock, at our discretion. We will not receive any proceeds from the sale of the shares resold under this prospectus by the selling stockholder.

      Our common stock is quoted on The Nasdaq National Market under the symbol “CRXA.” On March 22, 2005, the closing sale price of our common stock as quoted on The Nasdaq National Market was $3.53 per share.

      The selling stockholder may sell the shares in transactions on The Nasdaq National Market or by any other method permitted by applicable law. The selling stockholder may sell the shares at prevailing market prices or at prices negotiated with purchasers and will be responsible for any commissions or discounts due to brokers or dealers. The amount of these commissions or discounts cannot be known at this time because they will be negotiated at the time of the sales. We will pay certain of the other offering expenses of the selling stockholder. See “Plan of Distribution” beginning on page 17.

       Investing in the common stock involves risks. For a discussion of these risks, please refer to the “Risk Factors” section of this prospectus, beginning on page 1.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2005.

      You should rely only on the information provided in or incorporated by reference into this prospectus or a prospectus supplement or amendment. Neither we nor the selling stockholder has authorized anyone to provide you additional or different information. You should assume that the information contained in this prospectus or a prospectus supplement or amendment or any document incorporated by reference herein or therein is accurate only as of the date of the applicable document, regardless of the time of delivery of this prospectus or any sale of common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

      The selling stockholder is offering to sell, and is seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Our disclosure and analysis in this prospectus and the documents incorporated by reference herein contain forward-looking statements, which provide our current expectations or forecasts of future events. Forward-looking statements include, without limitation:

•	information concerning possible or assumed future results of operations, trends in financial results and business plans, including those relating to earnings growth and revenue growth;

•	statements about the level of our costs and operating expenses relative to our revenues, and about the expected composition of our revenues;

•	statements regarding expected payments under collaboration agreements;

•	statements about our expectations for regulatory approval of any of our product candidates;

•	statements about our product development schedule;

•	statements about our future capital requirements and the sufficiency of our cash, cash equivalents, investments and available equity line facilities and bank borrowings to meet these requirements;

•	statements about our future operational and manufacturing capabilities;

•	other statements about our plans, objectives, expectations and intentions; and

•	other statements that are not historical facts.

      Words such as “believes,” “anticipates” and “intends” may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the factors described below under “Risk Factors.” You should carefully consider the risk factors described below in evaluating our forward-looking statements. Other factors besides those described in this prospectus could also affect actual results.

      You should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this prospectus or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we file from time to time with the Securities and Exchange Commission, or SEC, after the date of this prospectus.

ii

RISK FACTORS

      This offering involves a high degree of risk. Before you invest in our common stock, you should be aware of various risks and uncertainties, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide whether to purchase any of our common stock. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may impair our business operations. If any of the following risks actually occur, our business, financial condition or operating results could be harmed. This could cause the market price of our common stock to decline, and you could lose all or part of your investment. Some statements in this prospectus (including some of the following risk factors) are forward-looking statements. Please refer to the section entitled “Special Note Regarding Forward-Looking Statements.”

We are changing the focus and scale of our manufacturing efforts and may encounter problems or delays that could result in lost revenue.

      In connection with our agreement with GlaxoSmithKline plc, or GSK, regarding the supply of MPL adjuvant that we announced on July 26, 2004, or the MPL Supply Agreement, we have determined to dedicate our Hamilton, Montana manufacturing facility to the manufacturing of MPL adjuvant, including upgrading the facility and increasing output. If we are unsuccessful in increasing output, we may not be able to supply GSK the full guaranteed minimum amounts of MPL adjuvant in later years, which may result in transfer of manufacturing to GSK and a related decrease in royalties payable to us by GSK on GSK’s vaccines that include our MPL adjuvant.

      Our manufacturing facilities must continually adhere to current good manufacturing practice, or cGMP, regulations enforced by the Food and Drug Administration, or FDA, through its facilities inspection program. If our existing or expanded facilities cannot pass a pre-approval plant inspection, FDA approval or regulatory approval outside of the United States of our partners’ vaccine candidates may be delayed or denied. The consequent lack of supply of MPL adjuvant could delay our partners’ clinical programs, limit sales of commercial products that contain MPL adjuvant or result in the breach or termination of our agreements to supply MPL adjuvant to third parties.

      Dedicating the facility to production of MPL adjuvant will also require us to out-source all other cGMP manufacturing to third-party contract manufacturing organizations. We intend to rely on third-party contract manufacturers to produce cGMP-grade RC-529 adjuvant and TLR4 agonists and antagonists for clinical trials and product commercialization. Either we or our contract manufacturers may be unable to manufacture these products at a cost or in quantities necessary to make them commercially viable. Third-party manufacturers also may be unable to meet our needs with respect to timing, quantity or quality. If we are unable to contract for a sufficient supply of required products on acceptable terms, or if we encounter delays or difficulties in our relationships with these manufacturers, our preclinical and clinical testing would be delayed, thereby delaying submission of products for regulatory approval, or the market introduction and commercial sale of the products. Moreover, contract manufacturers that we may use must continually adhere to cGMP regulations enforced by the FDA through its facilities inspection program. If the facilities of those manufacturers cannot pass a pre-approval plant inspection, the regulatory approval of our product candidates may be delayed or denied.

We expect to incur future operating losses and may never achieve profitability.

      We have experienced significant operating losses in each year since our inception on September 8, 1994. As of December 31, 2004, our accumulated deficit was approximately $1.3 billion, of which $679.4 million is attributable to the write-off of in-process research and development costs associated with our acquisitions, $221.2 million is attributable to goodwill-related charges and $21.1 million is attributable to lease-related impairment charges. We may incur substantial additional operating losses over at least the next several years. Such losses have been and may continue to be principally the result of various costs associated with our discovery, research, development and manufacturing programs and the purchase of technology. Additionally, as research programs progress from early stages into clinical development the costs continue to increase.

Substantially all of our revenue to date has resulted from corporate partnerships, other research, development and licensing arrangements and research grants. Our ability to achieve a consistent, profitable level of operations depends in large part on the manufacture and supply of our MPL adjuvant to GSK, entering into corporate partnerships for product discovery, research, development and commercialization, obtaining regulatory approvals for other product candidates and successfully manufacturing, marketing and selling our products once they are approved. Even if we are successful in the aforementioned activities, our operations may not be profitable. In addition, payments under corporate partnerships and licensing arrangements are subject to significant fluctuations in both timing and amounts, resulting in quarters of profitability and quarters of losses. We may never achieve profitability, and our ability to achieve a consistent, profitable level of operations depends in large part on our ability to successfully:

•	manufacture and supply our proprietary adjuvants to our commercial partners;

•	enter into corporate partnerships for product discovery, research, development and commercialization; and

•	obtain regulatory approvals for our product candidates.

      Even if we are successful in the above activities, our operations may not be profitable.

We will need additional capital, and our ability to implement our existing financing plans and secure additional funding is uncertain.

      We may be unable to raise on acceptable terms, if at all, additional capital resources necessary to conduct our operations. If we are unable to raise additional capital as will be required, we will be forced to limit some or all of our research and development programs and related operations or curtail commercialization of our product candidates. Our future capital requirements will depend on many factors, including:

•	the time and costs involved in expanding our MPL adjuvant manufacturing capabilities;

•	continued scientific progress in our discovery, research and product development programs;

•	progress with preclinical studies and clinical trials;

•	the ability of our partners to commercialize products containing technology we developed, including BEXXAR therapeutic regimen and vaccines containing our MPL and RC-529 adjuvants;

•	the magnitude and scope of our discovery, research and product development programs;

•	our ability to maintain existing, and establish additional, corporate partnerships and licensing arrangements;

•	the time and costs involved in obtaining regulatory approvals;

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, and the cost of any judgment that may be enforced against us for legal fees or other costs of other parties to such claims;

•	the potential need to develop, acquire or license new technologies and products; and

•	other factors beyond our control.

      We believe that our existing capital resources, together with committed payments under adjuvant supply contracts and existing corporate partnerships, bank credit arrangements, equipment financing and interest income, will be sufficient to fund our current and planned operations over at least the next 18 months.

However, we intend to seek additional funding through corporate partnerships, and also may seek additional funding through:

•	public or private equity financings;

•	public or private debt financings; and

•	capital lease transactions.

      Additional financing may be unavailable on acceptable terms, if at all. If we are unable to raise any additional capital as may be required, we may be forced to limit some or all of our research and development programs and related operations or curtail commercialization of our products and product candidates.

Many of our product candidates are at an early stage of product development and we may not be able to successfully commercialize our product candidates.

      In December 2004, we transferred BEXXAR therapeutic regimen and substantially all of our assets related to BEXXAR therapeutic regimen to GSK in exchange for contingent royalty and milestone payments. BEXXAR therapeutic regimen was our primary approved product and after this sale, we are at an early stage in the development of the majority of our remaining product candidates. Three of our partners’ vaccine products that contain our adjuvants have been approved for sale: Berna Biotech’s prophylactic vaccine for the prevention of Hepatitis B infection contains our synthetic RC-529 adjuvant and has been approved for sale in Argentina, Allergy Therapeutic Ltd.’s, or ATL’s, allergy vaccine contains our MPL adjuvant and has been approved for sale on a named patient basis only in Germany, Spain, Italy and the United Kingdom, and GSK’s Fendrix prophylactic vaccine designed to prevent infection from Hepatitis B in high-risk groups such as pre-haemodialysis and haemodialysis patients contains our MPL adjuvant and has been approved for sale in the European Union. Other than these products, we have no existing approved products, and we may be unable to commercialize any additional products.

      Development of therapeutic and prophylactic immunology-based products is subject to risks of failure inherent in their development or commercial viability. Also, physicians, patients or the medical community generally may not accept or utilize any products that may be developed by our corporate partners or us. These risks include the possibility that any such products may:

•	be found unsafe or cause harmful side effects during clinical trials;

•	be found to be ineffective;

•	take longer to progress through clinical trials than had been anticipated;

•	fail to receive necessary regulatory approvals;

•	be difficult or impossible to manufacture in commercial quantities at reasonable cost and with acceptable quality;

•	be uneconomical to market;

•	fail to be developed prior to the successful marketing of similar products by competitors;

•	be impossible to market because they infringe on the proprietary rights of third parties or compete with products marketed by third parties that are superior;

•	not be as effective as alternative treatment methods;

•	not qualify for reimbursement from government and third-party payors; and

•	fail to achieve market acceptance.

      Any products successfully developed by us or our corporate partners, if approved for marketing, may never achieve market acceptance. Such products will compete with products manufactured and marketed by other major pharmaceutical and other biotechnology companies. If we do not successfully develop and market our products, either alone or with our corporate partners, we will not generate revenue and our business will suffer.

If we are unable to protect our trade secrets, we may be unable to protect our interests in proprietary know-how that is not patentable or for which we have elected not to seek patent protection.

      Our success depends in part on our ability to protect trade secrets that are not patentable or for which we have elected not to seek patent protection. To protect our trade secrets, we rely primarily on confidentiality agreements with employees and third parties, and protective contractual provisions such as those contained in license agreements and research agreements. Nevertheless, other parties may develop similar or alternative technologies or duplicate our technologies that are not protected by patents, or otherwise obtain and use information that we regard as proprietary. Other parties may breach confidentiality agreements and other protective contracts we have entered into, and we may not become aware of, or have adequate remedies in the event of, any breach. Any material leak of confidential data into the public domain or to third parties could harm our competitive position.

If we are unable to obtain, protect and enforce our patent rights, we may be unable to effectively protect or exploit our proprietary technology, inventions and improvements.

      Our success depends in part on our ability to obtain, protect and enforce commercially valuable patents. We try to protect our proprietary positions by filing United States and foreign patent applications related to our proprietary technology, inventions and improvements that are important to developing our business. However, if we fail to obtain and maintain patent protection for our proprietary technology, inventions and improvements, our competitors could develop and commercialize products that would otherwise infringe our patents.

      Our patent position is generally uncertain and involves complex legal and factual questions. Legal standards relating to the validity and scope of claims in the biotechnology and biopharmaceutical fields are still evolving. Accordingly, the degree of future protection for our patent rights is uncertain. The risks and uncertainties that we face with respect to our patents include the following:

•	the pending patent applications we have filed or to which we have exclusive rights may not result in issued patents or may take longer than we expect to result in issued patents;

•	the claims of any patents that issue may not provide meaningful protection;

•	we may be unable to develop additional proprietary technologies that are patentable;

•	the patents licensed or issued to us may not provide a competitive advantage;

•	other parties may challenge patents licensed or issued to us;

•	disputes may arise regarding the invention and corresponding ownership rights in inventions and know-how resulting from the joint creation or use of intellectual property by us, our licensors, corporate partners and other scientific collaborators; and

•	other parties may design around our patented technologies.

      We have licensed several patent applications from Southern Research Institute, or SRI, related to our microsphere encapsulation technology. One of these patent applications is currently the subject of opposition proceedings before the European Patent Office. The European Patent Office has revoked the previously issued European patent. Although SRI has appealed this decision, it is uncertain whether SRI will prevail in this opposition proceeding. As a result, this patent may not issue in Europe.

If we are unable to complete patient enrollment for our clinical trials on a timely basis, the development and commercialization of our product candidates will be delayed and, as a result, our business may be harmed.

      If we are unable to enroll patients in our clinical trials in sufficient numbers and on a timely basis, completion of these trials and approval of our product candidates will be delayed. The timing and completion of current and planned clinical trials of our product candidates depend on, among other factors, the rate at which patients are enrolled, which is a function of many factors, including:

•	the size of the patient population;

•	the design of the trial;

•	the proximity of patients to the clinical sites;

•	the number of clinical sites;

•	the eligibility criteria for the study;

•	the availability of investigational agents;

•	the existence of competing clinical trials; and

•	the existence of alternative available products.

      Delays in patient enrollment can result in increased costs and longer development times. In addition, subjects may drop out of our clinical trials, and thereby impair the validity or statistical significance of the trials.

Our sale of BEXXAR therapeutic regimen and related assets and the subsequent restructuring of our business may prove unsuccessful.

      As a result of our sale of BEXXAR therapeutic regimen and related assets, we have shifted the focus of our business toward the manufacture and supply of our adjuvant products and toward research and product development of TLR4 agonists and antagonists. As a part of the related restructuring, we intend to eliminate other oncology-related product development over the course of the next several months. After further discussions with our current partners in our oncology programs, we intend to transfer our cancer vaccine and antibody target portfolios to either existing or new partners. If our current partners are not willing to acquire our interest in these programs or agree to the transfer of our interest to third parties, then our efforts to divest our oncology business may be delayed or prevented, resulting in efforts by our employees on de-prioritized programs and unbudgeted expenses. In addition, any of our oncology partners may take the position that our eliminating product development under the agreement with that partner was a breach of the agreement, resulting in potential unbudgeted expenses related to resolving such a dispute. We will not have the opportunity to capture any future commercial success of BEXXAR therapeutic regimen and our oncology programs, except to the extent of any remaining royalty and milestone payments. Our remaining programs on which we are focusing our resources may not result in any viable product candidates. We cannot be certain that we have chosen to focus on the best programs for near-term commercial success. In addition, we may not realize all of the expected cost savings associated with the transfer of BEXXAR therapeutic regimen, and the related restructuring.

Our restructuring may place additional strain on our resources and may harm the morale and performance of our personnel.

      Our restructuring in connection with our sale of BEXXAR therapeutic regimen and related assets resulted in an approximate 43% immediate reduction in our workforce, or the elimination of approximately 160 positions. Following the workforce reduction, we had approximately 220 employees at facilities in Seattle, Washington and Hamilton, Montana. Our restructuring plan may yield unanticipated consequences such as attrition beyond our planned reduction in workforce. This workforce reduction could place significant strain on our administrative, operational and financial resources and result in increased responsibilities for certain personnel. As a result, our ability to respond to unexpected challenges may be impaired and we may be unable to take advantage of new opportunities. In addition, many of the terminated employees possess specific knowledge or expertise, and that knowledge or expertise may prove to have been important to our operations. In that case, their absence may create significant difficulties. In addition, this headcount reduction may subject us to the risk of litigation, which could result in substantial costs to us and could divert management’s time and attention away from business operations.

We have a significant amount of debt, which could adversely affect our financial condition.

      We have outstanding $100 million aggregate principal amount of convertible notes bearing interest at 4.25% and due in 2008 and as of December 31, 2004, we had outstanding loans to BNP Paribas, GE Capital and NDC New Markets Investments IV, L.P. totaling $22.8 million, which constitute a significant amount of debt and debt service obligations. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments on such debt, including from cash and cash equivalents on hand, we will be in default under the terms of the loan agreements, or indentures, which could, in turn, cause defaults under our other existing and future debt obligations. This debt also could have a negative effect on our earnings per share, depending on the rate of interest we earn on cash balances.

      Even if we are able to meet our debt service obligations, the amount of debt we have could adversely affect us in a number of ways, including by:

•	limiting our ability to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements, or other purposes;

•	limiting our flexibility in planning for, or reacting to, changes in our business;

•	placing us at a competitive disadvantage relative to our competitors who have lower levels of debt;

•	making us more vulnerable to a downturn in our business or the economy generally; or

•	requiring us to use a substantial portion of our cash to pay principal and interest on our debt, instead of contributing those funds to other purposes such as working capital and capital expenditures.

If we are unable to compete effectively in the highly competitive biotechnology and biopharmaceutical industries, our business will fail.

      The biotechnology and biopharmaceutical industries are intensely competitive, and we may be unable to compete effectively in these industries. Many companies and institutions compete with us in developing, acquiring or in-licensing alternative therapies to treat or prevent infectious and inflammatory diseases and cancer, including:

•	pharmaceutical companies;

•	biotechnology companies;

•	academic institutions; and

•	research organizations.

      Moreover, technology controlled by third parties that may be advantageous to our business may be acquired or licensed by our competitors, thereby preventing us from obtaining technology on commercially reasonable terms, if at all.

      Many of the companies developing competing technologies and products have significantly greater financial resources and expertise in research and development, manufacturing, preclinical and clinical development, obtaining regulatory approvals and marketing than we do. Other smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for research and development, manufacturing, and preclinical and clinical development, and obtain regulatory approval of and market products similar to ours. These companies and institutions compete with us in recruiting and retaining qualified scientific and management personnel, as well as in acquiring and developing technologies complementary to our programs. We will face competition with respect to:

•	product efficacy and safety;

•	timing and scope of regulatory approvals;

•	availability of resources;

•	reimbursement coverage;

•	product price; and

•	patent position.

      Competitors may develop more effective or more affordable products, or may achieve earlier patent protection or product commercialization, than we do. These competitive products may achieve a greater market share or render our products obsolete.

Because we have limited sale and distribution capabilities, we may be unable to successfully commercialize our product candidates.

      As a result of our sale of BEXXAR therapeutic regimen and related assets to GSK and a subsequent reduction in headcount, we no longer have sales or marketing personnel, we have distribution personnel only for our adjuvants, and do not plan to have sales, marketing or further distribution capabilities in the near future. As a result, we intend to rely on our corporate partners to commercialize products that incorporate our adjuvants and will likely rely on corporate partners to commercialize certain of our potential TLR4 agonist and antagonist products. Our corporate partners may not have effective sales forces and distribution systems. If we are unable to maintain or establish relationships and are required to market any of our products directly, we will need to build a sales and marketing force with technical expertise and with supporting distribution capabilities. We may be unable to maintain or establish relationships with third parties or build in-house sales and distribution capabilities. Moreover, in light of our recent reduction in headcount, we may have difficulty rebuilding our own sales and marketing team if we decide again to pursue sale and marketing in-house.

Our product candidates are subject to a government regulatory approval process that is uncertain, time-consuming and expensive and may not result in any approved products.

      Any products that we develop are subject to regulation by federal, state and local governmental authorities in the United States, including the FDA, and by similar agencies in other countries. Any product that we develop must receive all relevant regulatory approvals or clearances before it may be marketed in a particular country.

      The approval process, which includes extensive preclinical studies and clinical trials of each product candidate in order to study its safety and efficacy, is uncertain, can take many years and requires the expenditure of substantial resources. Clinical trials of our product candidates may not demonstrate safety and efficacy to the extent necessary to obtain regulatory approvals for the indications being studied, if at all. Companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier trials. The failure to demonstrate adequately the safety and efficacy of any of our product candidates could delay or prevent regulatory approval of the product candidate.

      Data obtained from preclinical and clinical activities are susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. In addition, we may encounter delays, or the FDA may reject our product candidates, based on changes in regulatory policy during the period of product development, extension of the period of review of any application for regulatory approval or other factors beyond our control. Delays in obtaining regulatory approvals could:

•	adversely affect the marketing of any products we develop;

•	impose significant additional costs on us;

•	diminish any competitive advantages that we may attain; and

•	adversely affect our ability to receive royalties and generate revenue and profits.

      We may not be successful in obtaining regulatory approval for any of our product candidates, or in commercializing any product candidates for which approval has been or is in the future obtained.

      Regulatory approval, if granted, may entail limitations on the indicated uses for which the approved product may be marketed. These limitations could reduce the size of the potential market for the product. Product approvals, once granted, may be withdrawn if problems occur after initial marketing. Further, manufacturers of approved products are subject to ongoing regulation, including compliance with FDA regulations governing cGMP. Failure to comply with manufacturing regulations, or other FDA regulations, can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew marketing applications and criminal prosecution.

Any claims relating to our improper handling, storage or disposal of hazardous materials could be time-consuming and costly.

      Our research and development involves the controlled use of hazardous and radioactive materials and biological waste. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and waste products. Although we believe that our safety procedures for handling and disposing of these materials comply with legally prescribed standards, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of an accident, we could be held liable for damages or penalized with fines, and this liability could exceed our resources. We may have to incur significant costs to comply with future environmental laws and regulations.

We may be required to perform additional clinical trials or change the labeling of our products if we or others identify side effects after our products are on the market, which could harm sales of the affected products.

      If we or others identify side effects after any of our products are on the market, or if manufacturing problems occur:

•	regulatory approval may be withdrawn;

•	reformulation of our products, additional clinical trials, changes in labeling of our products or changes to or re-approvals of our manufacturing facilities may be required;

•	sales of the affected products may drop significantly;

•	our reputation in the marketplace may suffer;

•	lawsuits, including class action suits, may be brought against us; and

•	breach or termination of our agreements to supply product candidates to third parties may result.

      Any of the above occurrences could harm or prevent sales of the affected products or could increase the costs and expenses of commercializing and marketing these products.

Because we have limited sources of revenue, our results of operations are uncertain and may fluctuate significantly, which could cause the market price of our common stock to decrease.

      To date, almost all of our revenue has resulted from payments made under agreements with our corporate partners, and we expect that most of our revenue will result from our adjuvant supply contracts and corporate partnerships unless and until we are able to obtain approval for and successfully commercialize our TLR4 agonist or antagonist candidates. Payments under corporate partnerships and licensing arrangements are subject to significant fluctuations in both timing and amount. We may not receive anticipated revenue under existing corporate partnerships, and we may be unable to enter into any additional corporate partnerships.

      Since our inception, we have generated only limited revenue from diagnostic product sales and prophylactic and therapeutic product sales. We cannot predict when, if ever, our or our partners’ research and development programs will result in any additional commercially available immunotherapy-based products. We do not know when, if ever, we will receive any significant revenue from commercial sales of our or our partners’ approved products, including from GSK’s sales of BEXXAR therapeutic regimen, or any other of our or our partners’ product candidates that may be approved for sale in the future.

      As a result of our limited sources of revenue, our operating results have varied significantly from quarter to quarter and year to year in the past and we expect them to continue to fluctuate. Because of these fluctuations, we believe that period-to-period comparisons of our operating results are not meaningful. In addition, our operating results for a particular quarter or year may fall below the expectations of securities analysts and investors, which could result in a decrease in our stock price.

Our financings and other transactions may result in dilution and a decline in the price of our common stock.

      In October 2004, we issued to GSK 3,482,433 shares of our common stock, the resale of which shares is registered under the registration statement of which this prospectus forms a part. Under a different collaborative agreement with GSK, we have an outstanding loan from GSK in the principal amount of $5 million. In connection with the MPL Supply Agreement with GSK that we announced on July 26, 2004, GSK agreed that we may elect to repay this loan in either cash or 1,099,000 shares of our common stock. The price of the stock was calculated as the average per share closing price of our common stock on The Nasdaq National Market as reported in the Wall Street Journal for the 30-day trading period immediately preceding but not including the effective date of the MPL Supply Agreement.

      We have outstanding $100 million aggregate principal amount of convertible notes due in 2008. The holders of these notes have the option of converting the principal and unpaid interest on the notes, at any time prior to the maturity date, into common stock at a fixed conversion rate of $9.175 per share. If the notes were converted in full, 10,899,180 shares of our common stock would be issued to the noteholders; this issuance would have a dilutive effect on the ownership percentage of our existing stockholders.

      In August 2002, as part of a private placement of approximately 7.3 million shares of our common stock, we also issued warrants to purchase approximately 1.2 million shares of our common stock at an exercise price of $6.13 per share to selected institutional and other accredited investors. In addition, in June 2003, as part of a private placement of approximately 3.7 million shares of our common stock, we issued warrants to purchase approximately 670,000 shares of our common stock at an exercise price of $8.044 per share to institutional investors. If these warrants are exercised, the issuance of shares of common stock will have a dilutive effect on the ownership percentage of our existing stockholders.

      We are also required to pay dividends on our outstanding preferred stock. The dividend can be paid in cash or common stock, at our option. The maximum amount of cash that would be paid in a year would be $2.5 million and the maximum number of shares of common stock that would be issued is 146,828.

      The issuance of additional stock as dividends on our preferred stock or pursuant to other transactions, will have a dilutive effect on the ownership percentage of our existing stockholders. From time to time, we expect to enter into new partnerships, acquisitions and other strategic transactions in which we may agree to issue additional shares of common stock.

If our corporate partnerships are unsuccessful or if we are unable to establish corporate partnerships in the future, our revenue growth and product development may be limited.

      The success of our business strategy depends in significant part on our ability to enter into corporate partnerships and to manage effectively the relationships that may result from this strategy. For the years ended December 31, 2004, 2003 and 2002, approximately 68%, 85%, 89% of our revenue resulted from collaboration agreements. If our corporate partnerships are unsuccessful or if we are unable to establish additional corporate partnerships involving our vaccine adjuvants, our TLR4 agonists and antagonists, then we may be prevented from commercializing or recognizing meaningful revenue from our or our partners’ products or product candidates.

      Our material corporate partnerships include the following:

•	we have a material corporate partnership with GSK that includes a guaranteed MPL supply agreement with GSK under which we have a collaborative effort to scale-up and increase the efficiency of our MPL adjuvant production process and an obligation to supply minimum quantities of our MPL adjuvant to GSK through 2012, and several related license and supply agreements with GSK, which grant GSK licenses to MPL adjuvant; and

•	we have adjuvant license and supply partnerships with ATL, Biomira International, Inc., Wyeth and Aventis Pasteur.

Further, our oncology business divestiture may result in multiple transactions involving obligations of our licensees to develop and commercialize oncology products based on technology and product candidates previously developed by us, such as our licenses with Genentech, Inc. and Gen-Probe Inc.

      Management of our relationships with our corporate partners may require:

•	significant time and effort from our management team;

•	effective allocation of our resources to multiple projects;

•	coordination of our research with the research priorities of our corporate partners; and

•	an ability to attract and retain key management, scientific and other personnel.

      Our corporate partners may terminate our current partnerships. Most of our license agreements may be terminated by our partners for our material breach or insolvency, or after a specified termination date.

      The process of establishing new corporate partnerships is difficult and time-consuming. Our discussions with potential partners may not lead to the establishment of new corporate partnerships on favorable terms, if at all. If we successfully establish new corporate partnerships, such partnerships may never result in the successful development of our product candidates or the generation of significant revenue.

      Because we generally enter into research and development collaborations with corporate partners at an early stage of product development, our success largely depends on the performance of our corporate partners. We do not directly control the amount or timing of resources devoted by our corporate partners to collaborative activities. Our corporate partners may not commit sufficient resources to our research and development programs or the commercialization of our products and product candidates. If any corporate partner fails to commit sufficient resources, our preclinical or clinical development related to the corporate partnership could be delayed or terminated. Also, our current corporate partners or future corporate partners, if any, may pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with us.

If we are unable to gain access to patent and proprietary rights of others, we may be unable to compete effectively.

      Our success depends in part on our ability to gain access to third-party patent and proprietary rights and to operate our business without infringing on third-party patent rights. We may be required to obtain licenses to patents or other proprietary rights from third parties to develop, manufacture and commercialize our product candidates. Licenses required under third-party patents or proprietary rights may not be available on terms acceptable to us, if at all. If we do not obtain the required licenses, we could encounter delays in product development while we attempt to redesign products or methods or we could be unable to develop, manufacture or sell products requiring these licenses.

If we are unable to protect our trade secrets, we may be unable to protect our interests in proprietary know-how that is not patentable or for which we have elected not to seek patent protection.

      Our success depends in part on our ability to protect trade secrets that are not patentable or for which we have elected not to seek patent protection. To protect our trade secrets, we rely primarily on confidentiality agreements with employees and third parties, and protective contractual provisions such as those contained in license agreements and research agreements. Nevertheless, other parties may develop similar or alternative technologies or duplicate our technologies that are not protected by patents, or otherwise obtain and use information that we regard as proprietary. Other parties may breach confidentiality agreements and other protective contracts we have entered into, and we may not become aware of, or have adequate remedies in the event of, any breach. Any material leak of confidential data into the public domain or to third parties could harm our competitive position.

If we are unable to protect our trademarks, we may be unable to compete effectively.

      We try to protect our trademarks by applying for United States and foreign registrations for marks that are important to developing our business. However, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States, and effective trademark protection may not be available in other jurisdictions. If we are unable to protect our trademarks, we may be unable to establish brand awareness for our products, which could limit our ability to compete effectively. Of our trademarks, CORIXA and MPL are currently the subject of opposition proceedings before the Office for the Harmonization in the Internal Market, which handles initial prosecution and opposition of European trademarks. We may not ultimately prevail in these opposition proceedings. As a result, we may not receive trademark protection for CORIXA and MPL in Europe.

Litigation regarding intellectual property rights owned or used by us may be costly and time-consuming.

      We may incur substantial expenses as a result of litigation, interferences, opposition proceedings and other administrative proceedings in which we are or may become involved and the proceedings may divert the efforts of our technical and management personnel. An adverse determination in proceedings of this type could subject us to significant liabilities, allow our competitors to market competitive products without obtaining a license from us, or require us to seek licenses from third parties that may not be available on commercially reasonable terms, if at all. If we cannot obtain such licenses, we may be restricted or prevented from developing and commercializing our product candidates. As a result, an adverse determination could have a materially adverse effect on our business, financial condition and operating results.

      The enforcement, defense and prosecution of intellectual property rights, United States Patent and Trademark Office interference proceedings and related legal and administrative proceedings in the United States and elsewhere involve complex legal and factual questions. As a result, these proceedings are costly and time-consuming, and their outcome is uncertain. Litigation may be necessary to:

•	defend against third-party claims of infringement;

•	enforce our issued and licensed patents;

•	protect our trade secrets or know-how; or

•	determine the enforceability, scope and validity of the proprietary rights of others.

Acceptance of BEXXAR therapeutic regimen in the marketplace is uncertain and failure to achieve market acceptance will limit our potential royalty revenue from sales of BEXXAR therapeutic regimen by GSK.

      In connection with our sale of BEXXAR therapeutic regimen and related assets to GSK, GSK agreed to pay royalty and milestone payments to us based on its successful commercialization of BEXXAR therapeutic regimen. BEXXAR therapeutic regimen requires the establishment of patient referrals between the physician and treatment center and involves significant coordination between the prescribing physician, the treatment center and the radiopharmacy. In addition, doctors that can potentially refer non-Hodgkins lymphoma patients to treatment centers to receive BEXXAR may prefer to treat such patients with conventional therapies, such as chemotherapy and non-radiolabeled biologics. If GSK cannot identify candidate patients and establish patient referrals to treatment centers, BEXXAR therapeutic regimen may not be able to gain market share and we may not realize substantial revenue from royalty and milestone payments.

If we do not successfully integrate potential future acquisitions, we may incur unexpected costs and disruptions to our business.

      We have completed several acquisitions of complementary technologies, product candidates and businesses. In the future, we may acquire additional complementary companies, products and product candidates or technologies. Managing these acquisitions has entailed and may in the future entail numerous operational and financial risks and strains, including:

•	exposure to unknown liabilities;

•	higher-than-expected acquisition and integration costs;

•	difficulty and cost in combining the operations and personnel of acquired businesses with our operations and personnel;

•	disruption of our business and diversion of our management’s time and attention to integrating or completing the development or commercialization of any acquired technologies;

•	impairment of relationships with key customers of acquired businesses due to changes in management and ownership;

•	inability to retain key employees of acquired businesses; and

•	increased amortization expenses if an acquisition results in significant intangible assets or potential write-downs of goodwill and other intangible assets due to impairment of the assets.

      For example, in December 2000 we acquired Coulter Pharmaceutical, Inc., or Coulter, a publicly held biotechnology company specializing in, among other things, the development of therapeutic antibodies, including BEXXAR therapeutic regimen. As a result of our acquisition of Coulter, we acquired direct sales and marketing personnel in preparation for the launch of BEXXAR therapeutic regimen. In an effort to minimize expenses during the delay in the FDA review of BEXXAR therapeutic regimen, we initiated expense reductions, including a 15% reduction in total headcount in March 2001. The majority of these reductions took place in the operations that we acquired from Coulter. During the first quarter of 2002, we experienced a decrease in the value of our common stock subsequent to receiving the complete review letter from the FDA regarding the BEXXAR therapeutic regimen biologics license application. As a result, goodwill and other intangibles were re-evaluated and we recognized a $161.1 million goodwill impairment charge. In May 2002, we sold specific preclinical assets and equipment that we acquired from Coulter to Medarex and, in connection with the asset sale, initiated a further headcount reduction. In December 2004 we sold BEXXAR therapeutic regimen and related assets, which constituted substantially all of the remaining assets we acquired in the Coulter acquisition, to GSK in exchange for certain royalty and milestone payments.

We depend heavily on the principal members of our management and scientific staff, the loss of any of whom could impair our ability to compete.

      The loss of the services of any of the principal members of our management and scientific staff could significantly delay or prevent the achievement of our scientific or business objectives. Competition among biotechnology and biopharmaceutical companies for qualified employees is intense, and the ability to retain and attract qualified individuals is critical to our success. We may be unable to attract and retain these individuals currently or in the future on acceptable terms, if at all. In addition, we do not maintain “key person” life insurance on any of our officers, employees or consultants.

      We also have relationships with scientific collaborators at academic and other institutions, some of whom conduct research at our request or assist us in formulating our research, development or clinical strategy. These scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. We have limited control over the activities of these scientific collaborators and can generally expect these individuals to devote only limited amounts of time to our activities. Failure of any of these persons to devote sufficient time and resources to our programs could harm our business. In addition, these collaborators may have arrangements with other companies to assist the companies in developing technologies that may compete with our products.

Our stock price could be very volatile and shares of our common stock may suffer a decline in value.

      The market prices for securities of biotechnology companies have in the past been, and are likely to continue in the future to be, very volatile. As a result of the fluctuations in the price of our common stock you may be unable to sell your shares at or above the price you paid for them. The market price of our common stock may be subject to substantial volatility depending on numerous factors, many of which are beyond our control, including:

•	announcements regarding the results of discovery efforts and preclinical and clinical activities by us or our competitors;

•	progress or delay of our or our competitors’ regulatory approvals;

•	announcements regarding the acquisition of technologies or companies by us or our competitors;

•	changes in our existing corporate partnerships or licensing arrangements;

•	establishment of additional corporate partnerships or licensing arrangements by us or our competitors;

•	technological innovations or new commercial products developed by us or our competitors;

•	changes in our or our competitors’ intellectual property portfolio;

•	developments or disputes concerning our or our competitors’ proprietary rights;

•	issuance of new or changed securities analysts’ reports and their recommendations regarding us or our competitors;

•	changes in government regulations;

•	economic and other external factors;

•	additions or departures of any of our key personnel;

•	operating losses by us; and

•	actual or anticipated fluctuations in our quarterly financial and operating results and degree of trading liquidity in our common stock.

      Since the beginning of 2002 through March 16, 2005, our common stock traded as high as $15.84 and as low as $3.26. The last reported sales price of our common stock on March 22, 2005 was $3.53. If our stock price remains at current levels, we may be unable to raise additional capital on acceptable terms. Significant declines in the price of our common stock could also impede our ability to attract and retain qualified employees and reduce the liquidity of our common stock.

Product liability claims may damage our reputation and if insurance proves inadequate, the product liability claims may harm our financial position.

      Our business exposes us to the risk of product liability claims inherent in manufacturing, testing and marketing therapies for treating people with cancer and infectious diseases. A product liability claim may damage our reputation by raising questions about a product’s safety and efficacy and could limit our ability to sell one or more products by preventing or interfering with product commercialization. Although we have product liability and clinical trial liability insurance that we believe is commercially reasonable, this coverage may be inadequate or may be unavailable in the future on acceptable terms, if at all. In addition, defending a suit, regardless of its merit, could be costly and could divert management attention.

State laws and our certificate of incorporation may inhibit potential acquisition bids that could be beneficial to our stockholders.

      Provisions of our amended and restated certificate of incorporation and bylaws, as well as provisions of Delaware and Washington law, will make it more difficult for a third party to acquire us, even if doing so would be beneficial for our stockholders. This could limit the price that certain investors might be willing to pay in the future for our shares of common stock. For example, certain provisions of our certificate of incorporation or bylaws:

•	allow our board to issue preferred stock without any vote or further action by the stockholders;

•	eliminate the right of stockholders to act by written consent without a meeting;

•	eliminate cumulative voting in the election of directors;

•	specify a supermajority requirement for stockholders to call a special meeting;

•	specify restrictive procedures for director nominations by stockholders; and

•	specify a supermajority requirement for stockholders to change the number of directors.

      We are subject to certain provisions of Delaware and Washington law which could also delay or make more difficult a merger, tender offer or proxy contest involving us. In particular, Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation from engaging in certain business combinations with an “interested stockholder” for a period of three years unless specific conditions are met. Similarly, Chapter 23B.19 of the Washington Business Corporation Act prohibits corporations based in Washington from engaging in certain business combinations with an “interested stockholder” for a period of five years unless specific conditions are met.

      In addition, certain provisions of Delaware and Washington law could have the effect of delaying, deferring or preventing a change in control of us, including, without limitation, discouraging a proxy contest or making more difficult the acquisition of a substantial block of our common stock. The provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock.

USE OF PROCEEDS

      All of the shares of common stock covered by this prospectus are being sold by the selling stockholder identified in this prospectus, or by its pledgees, donees, transferees or other successors in interest. We will not receive any proceeds from the sale of these shares of common stock. See “Selling Stockholder.”

DIVIDEND POLICY

      We have never declared or paid any dividends on our common stock. For the foreseeable future, we intend to retain earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends.

SELLING STOCKHOLDER

      The selling stockholder identified below, or its pledgees, donees, assignees, transferees or other successors in interest, are selling all of the shares of our common stock being offered under this prospectus. On October 3, 2004, we issued 3,482,433 shares of our common stock to GSK in connection with the repayment of a loan agreement between our wholly-owned subsidiary, Coulter, and SmithKline Beecham Corporation, a wholly-owned subsidiary of GSK. The loan agreement, as amended, permitted us to repay the borrowed amount either in cash or shares of our common stock, at our discretion. In connection with the issuance of the shares, we agreed to file the registration statement of which this prospectus is a part with the SEC covering the resale of the shares. We also agreed to prepare and file all amendments and supplements necessary to keep the registration statement effective until the earlier of (i) October 3, 2005 and (ii) the date on which the selling stockholder has sold all shares covered by the registration statement. The selling stockholder has informed us that it acquired the common stock in the ordinary course of business and, at the time of the purchase of the securities, had no arrangements or understandings, directly or indirectly, with any person to distribute the securities. We will not receive any proceeds from the sale of these shares.

      The following table provides information regarding the selling stockholder and the number of shares of common stock that the selling stockholder is offering under this prospectus. This information has been obtained from the selling stockholder. Under the rules of the SEC, beneficial ownership includes shares over which the indicated beneficial owner exercises voting or investment power. We believe that the selling stockholder has sole voting and investment power with respect to all shares beneficially owned. The percentage ownership data is based on 59,525,526 shares of our common stock outstanding as of March 9, 2005. The information regarding shares beneficially owned after the offering assumes the sale of all shares offered by the selling stockholder.

      The selling stockholder may offer all, some portion or none of its shares of common stock. As a result, we are not able to accurately estimate the amount or percentage of shares of common stock that will be held by the selling stockholder at any given time. In addition, the selling stockholder identified below may have sold, transferred or disposed of all or a portion of its shares of common stock since the date on which it provided the information regarding its holdings in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, or the Securities Act, resulting in a reduction of the number of shares of common stock beneficially owned by the selling stockholder.

Before the Offering
After the Offering
	Number of		Shares of
	Shares of	Percentage of	Common	Shares of	Percentage of
	Common Stock	Common	Stock	Common Stock	Common
	Beneficially	Stock	Registered for	Beneficially	Stock
Name of Selling Stockholder	Owned	Outstanding	Resale	Owned	Outstanding

GlaxoSmithKline plc	5,002,109	8.4%	3,482,433	1,519,676	2.6%

      From time to time we have entered into a variety of collaboration, commercialization, supply and license agreements with GSK and certain affiliates of GSK as noted below, including the following:

•	A manufacturing and supply agreement covering the production of MPL adjuvant, which is a component in GSK’s future vaccines currently undergoing clinical trials, vaccines awaiting regulatory approval, and Fendrix®, which received regulatory approval in the European Union.

•	Corporate partnerships that provide for vaccine development of breast and prostate cancer vaccines and vaccine discovery and development for tuberculosis.

•	Several license and supply agreements with GSK, which grant GSK licenses to MPL and several other adjuvants for use in vaccines for infectious diseases, cancers and allergies that GSK is developing, and which provide for GSK purchasing minimum quantities of MPL through 2012.

      Pursuant to a collaborative agreement with GSK for BEXXAR therapeutic regimen, GSK loaned us a principal amount of $15 million, which we are electing to repay, plus accrued interest, in the shares our common stock that are covered by this prospectus.

      On December 31, 2004, we, and our wholly owned subsidiary, Coulter, sold to GSK all of our and Coulter’s right, title and interest in and to BEXXAR therapeutic regimen, together with various assets related to BEXXAR therapeutic regimen in exchange for an agreement by GSK to assume our contractual and regulatory obligations with respect to BEXXAR therapeutic regimen and to make contingent royalty, milestone and other payments to us based on future sales and regulatory developments with respect to the product.

      The royalty payments are based on GSK’s, its affiliates’ and its partners’ net sales of BEXXAR therapeutic regimen in the United States, Canada and Australasia and the milestone payments are based on the occurrence of various net sales and regulatory approval thresholds in those territories. We will not receive any royalties or milestones for sales in the European Union. GSK is required under the asset purchase agreement to pay us a portion of any consideration that it receives in exchange for a sale of all or substantially all of the BEXXAR-related assets within two years from the closing of the transaction.

      GSK assumed all of the liabilities arising after the closing that are associated with BEXXAR therapeutic regimen and the contracts assigned to GSK in connection with the transaction. In addition, we and Coulter agreed to terminate GSK’s obligation to pay its portion of certain manufacturing development costs of the BEXXAR therapeutic regimen, which would otherwise have been due in the event BEXXAR therapeutic regimen became profitable under the terms of the collaboration agreement among Corixa, Coulter and GSK.

      In connection the sale of the BEXXAR therapeutic regimen, we and GSK terminated our collaboration agreement with GSK under which we granted GSK joint marketing rights in the United States for purposes of developing and commercializing the BEXXAR therapeutic regimen. The collaboration agreement provided that GSK would participate in the administration, management and funding of clinical trials with respect to the product and the planning, management and funding of the manufacturing development for the product. The collaboration agreement also provided that Coulter and GSK would share certain costs relating to the product’s clinical and manufacturing development activities.

      Under a different collaborative agreement with GSK, we have an outstanding loan from GSK in the principal amount of $5 million. In connection with the MPL Supply Agreement with GSK that we announced on July 26, 2004, GSK agreed that we may elect to repay this loan in either cash or 1,099,000 shares of our common stock. The price of the stock was calculated as the average per share closing price of our common stock on The Nasdaq National Market as reported in the Wall Street Journal for the 30-day trading period immediately preceding but not including the effective date of the MPL Supply Agreement.

      Amounts receivable from GSK at December 31, 2004 and 2003 were $8.2 million and $4.1 million. For the years ended December 31, 2004 and 2003, approximately 23% and 49% of our revenue resulted from collaborative agreements with GSK.

PLAN OF DISTRIBUTION

      The shares of common stock covered by this prospectus are being registered to permit public secondary trading of these securities by the holder thereof from time to time after the date of this prospectus. All of the shares of common stock covered by this prospectus are being sold by the selling stockholder or its pledgees, donees, assignees, transferees or other successors-in-interest. We will not receive any of the proceeds from the sale of these shares.

      The selling stockholder and its pledgees, assignees, donees, or other successors-in-interest who acquire its shares after the date of this prospectus may sell the shares of common stock directly to purchasers or through broker-dealers or agents.

      The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. Sales may be effected in transactions, which may involve block transactions or crosses:

•	through The Nasdaq National Market or on any national securities exchange or quotation service on which the shares of common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on exchanges or quotation services or in the over-the-counter market;

•	through the exercise of purchased or written options; or

•	through any other method permitted under applicable law.

      In connection with sales of the shares of common stock or otherwise, the selling stockholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares in the course of hedging the positions they assume. The selling stockholder may also sell short the shares and deliver the shares to close out short positions, or loan or pledge the shares to broker-dealers that in turn may sell the shares.

      The aggregate proceeds to the selling stockholder from the sale of the shares of common stock offered hereby will be the purchase price of the shares of common stock less discounts and commissions, if any, paid to broker-dealers. The selling stockholder reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of shares of common stock to be made directly or through agents.

      In order to comply with the securities laws of some states, if applicable, the shares of common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

      The selling stockholder may sell the shares to or through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholder or the purchasers. The selling stockholder and any broker-dealers or agents that participate in the sale of the shares of common stock may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. If the selling stockholder is an “underwriter” within the meaning of Section 2(11) of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act.

      We are not aware of any plans, arrangements or understandings between the selling stockholder and any underwriter, broker-dealer or agent regarding the sale of the shares of common stock by the selling stockholder. The selling stockholder may decide not to sell any or all of the shares offered by it pursuant to this prospectus and may transfer, devise or gift the shares by other means not described in this prospectus. Moreover, any shares covered by this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

      Pursuant to a registration rights agreement dated as of August 26, 2003 between us and the selling stockholder, we granted the selling stockholder certain registration rights pertaining to shares of our common stock. The agreement provides for cross-indemnification of the selling stockholder and us, and its and our respective directors, officers and controlling persons, against specific liabilities in connection with the offer and sale of the common stock, including liabilities under the Securities Act. We have agreed, among other things, to bear all expenses (other than underwriting discounts and commissions, stock transfer taxes and certain legal fees) payable in connection with the registration of the common stock covered by this prospectus.

      If required, we will distribute a supplement to this prospectus describing any material changes in the terms of this offering. We have the right to suspend the use of this prospectus for up to 60 days in any twelve month period if we notify the selling stockholder that our board of directors has determined that the sale of our common stock at such time would be detrimental to us and our stockholders or if material non-public information exists that must be disclosed so that this prospectus, as in effect, does not include an untrue statement of a material fact or omit to state a material fact required to make the statements in this prospectus not misleading.

LEGAL MATTERS

      The validity of the shares of common stock offered by this prospectus will be passed upon for us by Orrick, Herrington & Sutcliffe LLP of Seattle, Washington.

EXPERTS

      The consolidated financial statements of Corixa Corporation included in Corixa Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2004, and Corixa Corporation management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon, included therein, and incorporated herein by reference. Such financial statements and management’s assessment have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We file with and furnish to the SEC periodic reports, current reports, proxy and information statements and other information, pursuant to the informational requirements of the Securities Exchange Act of 1934, or the Exchange Act. Our SEC filings are available to the public on the SEC’s Website at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Any materials that we file with the SEC are also available for the public to read and copy at the SEC’s Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. Information regarding the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Our common stock is quoted on The Nasdaq National Market. You may inspect reports and other information concerning us at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. We also make available, free of charge, on our Web site at http://www.corixa.com (under Investors — SEC Filings), our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy and information statements and amendments to those reports filed or furnished pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file them with, or furnish them to, the SEC. Information contained on, or accessible through, our Website is not a part of this prospectus.

      We incorporate information into this prospectus by reference, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus. This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC:

•	Our annual report on Form 10-K for the fiscal year ended December 31, 2004.

•	The description of our common stock contained in our Registration Statement on Form 8-A/ A, filed with the SEC on March 6, 2003, and any amendment or report filed for the purpose of updating such description.

•	Our current reports on Form 8-K filed on January 6, 2005 and January 6, 2005.

      We also incorporate by reference all documents we file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (a) after the initial filing date of the registration statement of which this prospectus is a part and before the effectiveness of the registration statement and (b) after the effectiveness of the registration statement and before the filing of a post-effective amendment that indicates that the securities offered by this prospectus have been sold or that deregisters the securities covered by this prospectus then remaining unsold. The most recent information that we file with the SEC automatically updates and supercedes older information. The information contained in any such filing will be deemed to be a part of this prospectus, commencing on the date on which the document is filed.

      We will provide without charge to each person to whom a copy of this prospectus has been delivered, upon the written or oral request of such person, a copy of any and all of the documents that have been or may be incorporated by reference in this prospectus, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents.

      You may request a copy of these documents, at no cost, by writing or calling us at the following address:

Corixa Corporation

Attention: Investor Relations
1900 9th Avenue, Suite 1100
Seattle, WA 98101
(206) 366-3700

The date of this prospectus is                     , 2005.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Distribution

      The following table lists the costs and expenses payable by the registrant in connection with the sale of the common stock covered by this prospectus. All amounts are estimates except the SEC registration fee and the Nasdaq additional listing fee.

SEC registration fee	$1,788
Nasdaq additional listing fee	$35,000
Printing and engraving expenses	$5,000
Legal fees and expenses	$17,500
Accounting fees and expenses	$20,000
Miscellaneous fees and expenses	$712

Total	$80,000

Item 15.	Indemnification of Directors and Officers

      As permitted by Section 145 of the Delaware General Corporation Law, the registrant’s Fifth Amended and Restated Certificate of Incorporation, as amended, includes a provision that eliminates the personal liability of its directors for monetary damages for breach or alleged breach of their fiduciary duties. In addition, as permitted by Section 145 of the Delaware General Corporation Law, the Bylaws of the registrant, as amended, provide that: (i) the registrant is required to indemnify its directors and officers to the fullest extent permitted by Delaware law, including in those circumstances in which indemnification would otherwise be discretionary; (ii) the registrant may, in its discretion, indemnify officers, employees and agents in those circumstances where indemnification is not required by law; (iii) the registrant is required to advance expenses, as incurred, to its directors in connection with defending a proceeding (except that it is not required to advance expenses to a person against whom the registrant brings a claim for breach of the duty of loyalty, failure to act in good faith, intentional misconduct, knowing violation of law or deriving an improper personal benefit); (iv) the rights conferred in the Bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, executive officers and employees; and (v) the registrant may not retroactively amend the Bylaw provisions in a way that is adverse to such directors, executive officers and employees.

      The registrant’s policy is to enter into an indemnification agreement with each of its directors and executive officers that provides the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and the Bylaws, as well as certain additional procedural protections. In addition, such indemnity agreements provide that directors will be indemnified to the fullest possible extent not prohibited by law against all expenses (including attorney’s fees) and settlement amounts paid or incurred by them in any action or proceeding, including any derivative action by or in the right of the registrant, on account of their services as directors or executive officers of the registrant or as directors or officers of any other company or enterprise when they are serving in such capacities at the request of the registrant. The registrant will not be obligated pursuant to the indemnity agreements to indemnify or advance expenses to an indemnified party with respect to proceedings or claims initiated by the indemnified party and not by way of defense, except with respect to proceedings specifically authorized by the board of directors or brought to enforce a right to indemnification under the indemnity agreement, the registrant’s Bylaws or any statute or law. Under the agreements, the registrant is not obligated to indemnify the indemnified party (i) for any expenses incurred by the indemnified party with respect to any proceeding instituted by the indemnified party to enforce or interpret the agreement, if a court of competent jurisdiction determines that each of the material assertions made by the indemnified party in such proceeding was not made in good faith or was frivolous; (ii) for any amounts paid in settlement of a proceeding unless the registrant consents to such settlement; (iii) with respect to any proceeding brought by the registrant against the indemnified party for willful misconduct, unless a court determines that each of such claims was not made in good faith or was frivolous; (iv) on account of any suit in which judgment is rendered against the indemnified party for an accounting of profits made from the purchase or sale by the indemnified party of securities of the registrant pursuant to the provisions of Section 16(b) of the Exchange Act and related laws; (v) on account of the indemnified party’s conduct which is finally adjudged to have been knowingly fraudulent or deliberately dishonest, or to constitute willful misconduct or a knowing violation of the law; (vi) on account of any conduct from which the indemnified party derived an improper personal benefit; (vii) on account of conduct the indemnified party believed to be contrary to the best interests of the registrant or its stockholders; (vii) on account of conduct that constituted a breach of the indemnified party’s duty of loyalty to the registrant or its stockholders; or (viii) if a final decision by a court having jurisdiction in the matter shall determine that such indemnification is not lawful.

      The indemnification provision in the Bylaws and the indemnification agreements entered into between the registrant and its directors may be sufficiently broad to permit indemnification of the registrant’s directors for liabilities arising under the Securities Act.

Item 16.	Exhibits

Exhibit
Number	Description

5.1	Opinion of Orrick, Herrington & Sutcliffe LLP, counsel to the registrant, regarding the legality of the common stock*
10.1	Registration Rights Agreement dated as of August 26, 2003, by and between the registrant and SmithKline Beecham Corporation*
23.1	Consent of independent registered public accounting firm
23.2	Consent of Orrick, Herrington & Sutcliffe LLP*
24.1	Power of attorney*

*	Previously filed

Item 17.	Undertakings

      A. The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment of the registration statement) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) may be reflected in the form of a prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; or

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered in such post-effective amendment, and the offering of such securities at that time shall be deemed to be the initial bona fide offering of such securities; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

      B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered in the registration statement, and the offering of such securities at that time shall be deemed to be the initial bona fide offering of such securities.

      C. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. If a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to registration statement to be signed on its behalf by the undersigned, thereunder duly authorized, in the city of Seattle, state of Washington, on the 24th day of March 2005.

CORIXA CORPORATION

By	/s/ STEVEN GILLIS, PH.D.

Steven Gillis, Ph.D.
Chairman and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to registration statement has been signed by the following persons in the capacities indicated below on the 24th day of March 2005.

Signature		Title

/s/ STEVEN GILLIS, PH.D. Steven Gillis, Ph.D.		Chairman of the Board and Chief Executive Officer (Principal Executive Officer)

/s/ MICHELLE BURRIS Michelle Burris		Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

* Ronald Hunt		Director

* Robert Momsen		Director

* Arnold Oronsky, Ph.D.		Director

* Samuel Saks, M.D.		Director

* Gregory Sessler		Director

* James Young, Ph.D.		Director

*By:	/s/ STEVEN GILLIS, PH.D. Steven Gillis, Ph.D. Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number	Description

5.1	Opinion of Orrick, Herrington & Sutcliffe LLP, counsel to the registrant, regarding the legality of the common stock*
10.1	Registration Rights Agreement dated as of August 26, 2003, by and between the registrant and SmithKline Beecham Corporation*
23.1	Consent of independent registered public accounting firm
23.2	Consent of Orrick, Herrington & Sutcliffe LLP*
24.1	Power of attorney*

*	Previously filed.